New Mountain Vantage Advisers, l.l.c.

787 Seventh Avenue, 49TH Floor New York, NY 10019
January 17, 2008
Dear NFG Shareholder:
     New Mountain Vantage Advisers is currently the largest shareholder of National Fuel Gas Company, with ownership of 9.7% of NFG’s outstanding common stock. For more than a year, we have sought to work constructively with NFG’s Board and management by providing them with strategic suggestions that we believe will increase the value of NFG for all shareholders. Unfortunately, NFG has chosen not to pursue most of our suggestions, deciding instead to maintain the status quo. We believe management’s strategy has led to significant underperformance.
NFG’S STOCK PRICE HAS SIGNIFICANTLY
UNDERPERFORMED ITS PEERS

     NFG would have you believe it has performed well for its shareholders and that NFG’s performance should be compared only with utility companies. In fact, NFG’s performance has been extremely poor when compared with its appropriate peers. It is important for shareholders to understand that Exploration & Production (E&P) is NFG’s largest business unit, accounting for 44% of NFG’s earnings before interest, taxes, depreciation, and amortization (EBITDA) and 59% of its total capital expenditures.
     As such, we believe it is grossly misleading for NFG to compare its returns to the S&P 400 Utilities Index or even the S&P 500 Index. Rather, we believe the best peers for comparison are those NFG has identified and clearly listed in their proxy statement. They are: Energen Corporation, Equitable Resources Inc., and Questar Corporation, each of which shares a similar asset mix to NFG, including both regulated utility and E&P assets.
     Here is how an investment of $1,000 in each of these peers compares with a similar investment in NFG, starting on the date Philip C. Ackerman became NFG’s CEO:

Aggregate Total Return to Shareholders

	Value of $1,000 investment	Aggregate Return To
	(at 10/1/2001) as of 12/31/2007	Shareholders (%)
Energen Corporation	$6,305	530%
Equitable Resources	$4,084	308%
Questar Corporation	$6,009	501%
Peer Average	$5,466	446%

National Fuel Gas	$2,582	158%
NFG’S UNDERPERFORMING STOCK PRICE REFLECTS AN UNDERPERFORMING
MANAGEMENT TEAM

     NFG’s shareholder returns have suffered from the mismanagement of its E&P business. NFG has invested almost $750 million of capital expenditures in its E&P operations over the last six years. This investment has been misallocated towards failed projects in the Gulf of Mexico and Canada. Appalachia is the most promising and has the highest growth potential of the four basins in which NFG has had acreage (Gulf of Mexico, Canada, California, Appalachia), and yet has received the fewest investment dollars every year for the last six years.

     This chronic mismanagement has wrought an inexcusable decline in NFG’s most promising business unit — E&P. NFG’s oil and gas reserves and production volumes have declined over the last six years. As a consequence, normalized earnings per share for the entire company have been flat over the last six years. In contrast, NFG’s peers have grown reserves, production and earnings.

Operating Performance (2001 — 2006)

	Reserve Growth	Production Growth	EPS Growth*
	2001 – 2006	2001 – 2006	2001 – 2006
Energen Corporation	13.8%	6.9%	24.4%
Equitable Resources	3.7%	4.7%	8.8%
Questar Corporation	6.6%	8.7%	20.7%
Peer Average	8.0%	6.7%	17.9%

National Fuel Gas	-8.3%	-9.0%	0.0%

*Source: Bloomberg estimates for Diluted Earnings Per Share for Continuing Operations Before Extraordinary Items

     In addition, NFG has failed to take advantage of the use of Master Limited Partnership (MLP) structures. The MLP structure was put in place by the U.S. government to foster increased energy investment by creating significant tax savings for the owners of energy assets, including shareholders. We are concerned that NFG has not yet given proper consideration to the use of MLP structures for its own pipeline and E&P assets.

IT’S YOUR COMPANY AND YOUR DECISION

     Based on NFG’s response to our suggestions to date, it appears the company and its management are content with the status quo: a failed strategy undermining NFG’s vast potential. However, we believe that NFG shareholders deserve more.
     NFG has sought to prevent you from electing new directors to your Board that are committed to improving NFG’s stock price and dividend growth. We urge you to send a message to NFG that you want representatives on the Board who are committed to a strategy of high returns on capital and are focused on building shareholder value.
PROTECT YOUR VALUABLE INVESTMENT

     Please vote FOR our highly experienced, dedicated nominees on the enclosed BLUE proxy card TODAY—by telephone, Internet or by signing, dating and returning the BLUE proxy card in the postage-paid envelope provided. If you have already voted on NFG’s White proxy card, you have every legal right to change your vote by using the enclosed BLUE proxy card to vote TODAY.
Thank you for your support,
NEW MOUNTAIN VANTAGE ADVISERS, L.L.C.

Your Vote Is Important, No Matter How Many Shares You Own.
If you have questions about how to vote your shares, or need additional assistance, please contact the firm assisting us in the solicitation of proxies:
INNISFREE M&A INCORPORATED
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